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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2011	Commission File Number: 000-50799

XYRATEX LTD
(Translation of registrant's name into English)

Langstone Road
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

XYRATEX LTD
CLARENDON HOUSE, CHURCH STREET,
HAMILTON, BERMUDA

NOTICE AND PROXY STATEMENT FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held On March 29, 2011

        This Proxy Statement, which was first mailed to shareholders on or about February 22, 2011, is furnished in connection with the solicitation of proxies by the Board of Directors of Xyratex Ltd (the "Company"), to be voted at the annual general meeting of shareholders of the Company, which will be held at 9.30 a.m., local time, on Tuesday, March 29, 2011, at Latham & Watkins, 885 Third Avenue, New York, NY 10022-4834. The Company will pay the cost of solicitation of proxies. The record date for the annual general meeting is February 7, 2011. Only shareholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

        Please mark, sign and date the enclosed Proxy Card as soon as possible and return it to our agent, indicated on the enclosed envelope, which postage is pre-paid if mailed in the United States or the United Kingdom. Proxies must be received by 5.00 p.m. Eastern Daylight Time on March 28, 2011 in order to be valid. You are urged to complete and submit a Proxy Card regardless of whether or not you plan to attend the annual general meeting.

Items of Business

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  To receive the financial statements of the Company for the fiscal year ended November 30, 2010.

  •
  To re-elect Mr. Steve Sanghi as a Class III director to hold office until the 2014 annual general meeting of shareholders, as proposed by the Board.

  •
  To re-elect Mr. Richard Pearce as a Class III director to hold office until the 2014 annual general meeting of shareholders, as proposed by the Board.

  •
  To approve the re-appointment of PricewaterhouseCoopers LLP of Savannah House, 3 Ocean Way, Ocean Village, Southampton, SO14 3TJ, United Kingdom, as the independent registered public accounting firm of the Company for the Company's fiscal year ending November 30, 2011 and to authorize the Audit Committee of the Board of Directors to agree the remuneration of the independent registered public accounting firm.

  •
  To consider such other business as may properly be brought before the meeting.

Recommendation of the Board of Directors

        The Board of Directors recommends that you vote "FOR" the re-election of each of Mr. Steve Sanghi and Mr. Richard Pearce, the nominees to the Board and "FOR" the approval of the re-appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending November 30, 2011 and the authorization of the Audit Committee of the Board of Directors to agree the remuneration of the independent registered public accounting firm. If any other matter is properly presented at the meeting, your proxy will vote your shares using his or her best judgment.

Who Can Vote?

        Only shareholders of record at the close of business on February 7, 2011 will be entitled to vote at the annual general meeting. On this record date, there were 31,030,289 common shares outstanding and entitled to vote. Shareholders will be entitled to vote at the meeting on the basis of one vote for each share held.

  Shareholder of Record: Shares Registered in Your Name

        If on February 7, 2011 your shares were registered directly in your name with the Company's transfer agent, Computershare Investor Services, then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed Proxy Card as instructed below to ensure your vote is counted.

  Beneficial Owner: Shares Registered in the Name of a Broker or Bank

        If on February 7, 2011 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are likely to be the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for the purposes of voting at the annual general meeting. As a beneficial owner, you may have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual general meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request, obtain from and submit a valid Proxy Card to your broker or other agent.

How to Vote?

  Shareholder of Record: Shares Registered in Your Name

        If you are a shareholder of record, you may vote in person at the annual general meeting or vote by proxy using the enclosed Proxy Card. Whether or not you plan to attend the meeting, we urge you to submit a Proxy Card to ensure your vote is counted. You may still attend the meeting and vote in person if you have already submitted a Proxy Card.

  •
  To vote in person, bring the admission ticket included with these proxy materials to the annual general meeting and we will give you a ballot form when you arrive.

  •
  To vote using the Proxy Card, simply complete, sign and date the enclosed Proxy Card and return it promptly using the envelope provided. If you return your signed Proxy Card so that it arrives by 5.00 p.m. Eastern Daylight Time on March 28, 2011, the proxy will vote your shares as you direct.

  Beneficial Owner: Shares Registered in the Name of Broker or Bank

        If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a Proxy Card and voting instructions with these proxy materials from that organization rather than from the Company. Follow the instructions from your broker or bank included with these proxy materials. If you wish to vote in person at the annual general meeting you must obtain a valid proxy from your broker, bank, or other agent.

Appointment of Proxy

        By completing and returning the enclosed Proxy Card you will appoint Andrew Sukawaty and Ernest Sampias, or either of them, as your attorneys and proxies, with full power of substitution, to vote all of the common shares of Xyratex Ltd which you may be entitled to vote at the annual general meeting. You may also choose to appoint a different individual to act as your attorney and proxy by so indicating on the Proxy Card.

Change or Revocation of Proxies

        You can change your vote or revoke your proxy at any time before the final vote at the annual general meeting. You may revoke your proxy in any one of four ways:

  •
  You may submit another properly completed Proxy Card with a later date (but within the time limit referred to above).

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  If you are a shareholder of record (i.e., your shares are registered in your name) you may send a written notice that you are revoking your proxy to our transfer agent, Computershare Proxy Operations, 250 Royall Street, Canton, MA 02021, U.S.A.

  •
  If you are the beneficial owner (i.e. the shares are registered in the name of a broker or bank), you must send a written notice that you are revoking your proxy to your bank or broker.

  •
  You may attend the annual general meeting and vote in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request or ask to vote yourself.

Return of a Proxy Card Without Making Specific Choices

        If you return a signed and dated Proxy Card without marking any voting selections, your shares will be voted "FOR" the re-election of Mr. Steve Sanghi as a Class III director to hold office until the 2014 annual general meeting of shareholders, "FOR" the re-election of Mr. Richard Pearce as a Class III director to hold office until the 2014 annual general meeting of shareholders and "FOR" the approval of the re-appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending November 30, 2011 and the authorization of the Audit Committee of the Board of Directors to agree the remuneration of the independent registered public accounting firm. If any other matter is properly presented at the meeting, your proxy will vote your shares using his or her best judgment.

Quorum and Voting Requirements

        The Chairman of the meeting intends to call for a poll to be taken in relation to each item of business. On a poll, each common share receives one vote on all matters properly brought before the annual general meeting. In order to conduct business at the annual general meeting, at least ten persons present in person at the start of the meeting and representing in person or by proxy in excess of 33 1/3% of the total issued voting shares in the Company are required in order to constitute a quorum. The required vote for each proposal to be considered at the meeting is a simple majority of the votes cast.

        Other than the items of business described in this Proxy Statement, the Board of Directors knows of no other matters to be acted upon at the annual general meeting. If any other matter should be presented at the annual general meeting upon which a vote properly may be taken, shares represented by all proxies properly submitted will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the Proxy Card.

        Computershare Investor Services, our transfer agent, will tally the proxy instructions and our Group Secretary and Legal Counsel will tally the votes. Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. We will not disclose your vote except to allow for the tabulation of votes and certification of the vote, to facilitate a successful proxy solicitation and as necessary to meet applicable legal requirements.

Annual General Meeting Admission Tickets

        If you plan to attend the annual general meeting, please mark the appropriate box on the Proxy Card and return the Proxy Card promptly in the enclosed envelope and bring the admission ticket included with these proxy materials to the meeting. If you are a shareholder of record and you arrive at the annual general meeting without an admission ticket, you will only be admitted once we verify your share ownership. If you are a beneficial owner and you do not bring an admission ticket to the meeting, you can obtain tickets by presenting evidence of your identity, such as a valid passport, and beneficial holdings, such as a bank or brokerage firm account statement.

 PROPOSAL 1
RE-ELECTION OF DIRECTORS

        The Company's Bye-Laws provide that the Board of Directors shall be divided into three classes. The Board of Directors presently consists of seven members. Each class has a three-year term. The Class III directors, whose term of office expires in 2011, are up for re-election at the annual general meeting. Steve Sanghi and Richard Pearce have been nominated for re-election at the annual general meeting to serve as Class III directors until the 2014 annual general meeting. Set forth below is a brief description of the age, term as Director, principal occupation, business experience and other directorships. The accompanying proxy will be voted in favor of the re-election of Steve Sanghi and Richard Pearce as Class III directors unless the shareholder indicates to the contrary on the Proxy Card.

Nominees for Class III Directors

Steve Sanghi        Age 55

        Steve Sanghi has served as a director on our board of directors since May 1, 2004. Mr. Sanghi currently serves as Director and President of Microchip Technology, Inc. since his appointment in August 1990, as CEO since October 1991, and as chairman of the board of directors since October 1993. Mr. Sanghi was previously the chairman of the board of Adflex Solutions, and a member of the board of directors of both Artisoft and Vivid Semiconductor. Mr. Sanghi worked for Intel Corporation from 1978 to 1988 in various engineering and management positions, including General Manager of Intel's programmable memory operation. Mr. Sanghi received a Bachelor of Science in Electronics and Electrical Communications Engineering from Punjab Engineering College in India in 1975 and holds a Masters degree in Electrical and Computer Engineering from the University of Massachusetts in Amherst, Massachusetts.

Richard Pearce        Age 40

        Richard Pearce is our Chief Financial Officer and has served as a director on our board of directors since March 26, 2007. Mr. Pearce has served as Chief Financial Officer of Xyratex Ltd and its predecessor companies since September 2003 and previously served as Treasurer and as Group Tax Manager following our management buy-out from IBM in 1994. Prior to joining Xyratex Ltd, Mr. Pearce held a number of financial positions within IBM over a period of six years. Mr. Pearce is a member of the Chartered Institute of Management Accountants. Mr. Pearce also serves as a director on the boards of directors of several of our subsidiaries.

Information about the Board and its Committees

        The Board and its committees meet throughout the year on a set schedule and also hold special meetings and act by written consent from time to time as appropriate. As required under the applicable rules for companies listed on the Nasdaq Global Select Market, a majority of our Board qualify as "independent." Only two members of our Board do not qualify as "independent": Steve Barber, our Chief Executive Officer and Richard Pearce, our Chief Financial Officer. As required by the applicable rules for companies traded on the Nasdaq Global Select Market, the Company's independent directors meet regularly in sessions at which only independent directors are present. During our 2010 fiscal year, our Board held five meetings and our independent directors regularly met in separate sessions. Each of Steve Sanghi and Richard Pearce attended all of the meetings of the Board and committees on which they served during our 2010 fiscal year.

        Persons interested in communicating with the independent directors regarding their concerns or issues may address correspondence to a particular director, or to the independent directors generally, care of Xyratex Ltd at 46831 Lakeview Blvd, Fremont, California 94538. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominations and Governance Committee.

        Our Bye-laws give our Board of Directors the authority to delegate its powers to committees appointed by the Board. The Board has established a Nominations and Governance Committee, an Audit Committee and a Compensation Committee, each of which consists entirely of independent directors. Our committees are required to conduct meetings and take action in accordance with the directions of the Board and the provisions of our Bye-laws or the written charters establishing these committees.

  Nominations and Governance Committee

        Our Nominations and Governance Committee's functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. The Nominations and Governance Committee comprises Andrew Sukawaty (Chairman), Ernest Sampias and Steve Sanghi, each of whom satisfies the "independence" requirements of the Nasdaq Corporate Governance Rules. The Nominations and Governance Committee met twice during the fiscal year ended November 30, 2010 in connection with the reappointment of directors retiring by rotation and the review of its charter.

  Audit Committee

        Our Audit Committee consists of Ernest Sampias (Chairman), Jonathan Brooks and Mike Windram, each of whom satisfies the "independence" requirements of the Nasdaq Corporate Governance Rules. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee met five times during the financial year ended November 30, 2010. The Audit Committee's responsibilities include:

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  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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  reviewing and approving all proposed related-party transactions;

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  discussing the annual audited financial statements with management and the independent auditors;

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  annually reviewing and reassessing the adequacy of our Audit Committee charter;

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  meeting separately and periodically with management and the independent auditors;

  •
  such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time; and

  •
  reporting regularly to the full Board of Directors.

In addition, the Audit Committee has approved detailed procedures regarding "up the ladder" reporting of violations of U.S. securities laws and procedures in an effort to ensure compliance with the provisions of the Sarbanes-Oxley Act of 2002 regarding auditor objectivity and independence.

  Compensation Committee

        Our Compensation Committee consists of Andrew Sukawaty (Chairman), Jonathan Brooks and Steve Sanghi, each of whom satisfies the "independence" requirements of the Nasdaq Corporate Governance Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and ensure that employee interests are aligned with the interests of the Company's shareholders. The Compensation Committee met once during the financial year ended November 30, 2010. Its members are not eligible for bonuses or pension entitlements. The Compensation Committee has access to the services of independent advisors as it requires.

Vote Required

        The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote is required to re-elect each of the nominees to the Board set forth in this Proposal 1.

Board Recommendation

        The Board of Directors recommends that you vote "FOR" the re-election of each of the nominees to the Board set forth in this Proposal 1.

 PROPOSAL 2
APPROVAL OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

        The Audit Committee has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit the consolidated financial statements of the Company for the fiscal year ending November 30, 2011. We are asking the shareholders to approve the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending November 30, 2011 and to authorize the Audit Committee of the Board of Directors to agree the remuneration of the independent registered public accounting firm. PricewaterhouseCoopers LLP was appointed by the Audit Committee in accordance with its charter.

Vote Required

        The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote is required to approve this Proposal 2.

Board Recommendation

        The Board of Directors recommends that you vote "FOR" the approval of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm and to authorize the Audit Committee of the Board of Directors to agree the remuneration of the independent registered public accounting firm.

 OTHER MATTERS

        The Board of Directors knows of no other matters that will be presented for consideration at the annual general meeting. If any other matters are properly brought before the meeting, the persons named in the accompanying Proxy Card may vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

        Certain additional information relating to Xyratex Ltd is included in our Annual Report for the fiscal year ended November 30, 2010 which is attached as Appendix A to this Proxy Statement, including information relating to (i) the fees that were billed by our principal accountants, PricewaterhouseCoopers LLP, during the two years ended November 30, 2010 (see Item 16C. of our Annual Report); (ii) our Audit Committee's pre-approval policies and procedures (see in Item 16C. of our Annual Report); (iii) the shareholdings of certain beneficial owners of our common shares and of our management (see Item 6E. of our Annual Report); and (iv) our director and executive compensation (see Item 6B. of our Annual Report).

 REPORT OF THE AUDIT COMMITTEE

        The following Report of the Audit Committee shall not be deemed to be "soliciting material" or filed with the SEC, nor shall it be deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

        The Audit Committee oversees the Company's corporate accounting and financial reporting process. Management of the Company has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with management and discussed with management the quality, in addition to the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

        The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States of America including the matters required to be discussed by SAS 61. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 and has discussed with the independent registered public accounting firm their independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board.

        The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

        In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 20-F for the year ended November 30, 2010 for filing with the Securities and Exchange Commission.

Respectfully submitted by:
The Audit Committee

Ernest Sampias, Chairman	Jonathan Brooks	Mike Windram

 REPORT OF THE COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

        The following Report of the Compensation Committee shall not be deemed to be "soliciting material" or filed with the SEC, nor shall it be deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

        The Compensation Committee administers the Company's compensation policies and programs and has primary responsibility for executive compensation matters, including the establishment of the base salaries of the Company's executive officers, the approval of individual bonuses and bonus programs for executive officers and senior employees. In addition, the Compensation Committee has responsibility for approval of grants of restricted stock units, grants of share options and direct share issuances which may be made to executive officers and other employees under the Company's employee benefit plans.

        Compensation decisions with respect to base salaries, cash bonuses and equity compensation for the Company's executive officers for the 2010 fiscal year were made by the Compensation Committee of the Board of Directors (the Committee) comprised of three non-employee directors, Andrew Sukawaty, Jonathan Brooks and Steve Sanghi. The members of this Committee meet the independence requirements for non-employee directors under the Nasdaq Marketplace Rules. The Compensation Committee considered internal data, including financial and non-financial corporate goals and individual performance, and data from comparable high technology companies.

        General Compensation Policy.    The overall policy of the Compensation Committee is to offer the Company's executive officers competitive compensation opportunities based upon their personal performance, the financial performance of the Company and their contribution to that performance. One of the primary objectives is to have a significant portion of each executive officer's compensation contingent upon the Company's financial success as well as upon such executive officer's own level of performance. Each executive officer's compensation package is comprised of three elements: (i) base salary, which is determined on the basis of the individual's qualifications, position and responsibilities with the Company, the level of his or her performance and competitive salary levels, (ii) incentive performance awards payable in cash and which are determined based on Company and individual performance, and (iii) long-term share-based incentive awards designed to strengthen the mutuality of interests between the executive officers and the Company's shareholders. Generally, as an executive officer's level of responsibility increases, a greater portion of that individual's total compensation becomes dependent upon the Company's performance and share price appreciation rather than base salary.

        Factors.    The primary factors taken into consideration in establishing the components of each executive officer's compensation package for the 2010 fiscal year are summarized below. However, the Compensation Committee may, in its discretion, apply entirely different factors, such as different measures of financial performance, for future fiscal years.

        Base Salary.    In setting the base salary for each executive officer, the Compensation Committee may review published compensation survey data for the industry and data from comparable high technology companies. The base salary for each officer is designed to be competitive with the salary levels for comparable positions in the market as well as to reflect the individual's personal performance and internal alignment considerations. The relative weight given to each factor varies with each individual at the sole discretion of the Compensation Committee.

        Incentive Compensation.    The Compensation Committee believes that a cash incentive bonus plan and restricted stock units can serve to motivate the Company's executive officers and management to address annual performance goals, using more immediate measures for performance than those reflected in the appreciation in value of share options.

        Restricted Stock Units.    This incentive combines the annual performance goals with retention as the vesting is usually over a four year period and is dependent on the executive remaining in office. The size of a grant to an executive officer is designed to create a meaningful opportunity for share ownership and is based upon the executive officer's current position with the Company, internal comparability with grants made to other Company executives, the executive officer's current level of performance and the executive officer's potential for future responsibility and promotion over the term of the award. The Compensation Committee also takes into account the number of unvested Restricted Stock Units and unexercised options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. However, the Compensation Committee does not intend to adhere to any specific guidelines as to the relative share-based incentive holdings of the Company's executive officers.

        Long-Term Share-Based Incentive Compensation.    From time-to-time, the Compensation Committee may make option grants to the Company's executive officers under the Company's employee benefit plans.

Respectfully submitted by:
The Compensation Committee

Andrew Sukawaty, Chairman	Jonathan Brooks	Steve Sanghi

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD (Registrant)
Date: February 21, 2011	By:	/s/ Richard Pearce Name: Richard Pearce Title: Chief Financial Officer

QuickLinks

XYRATEX LTD CLARENDON HOUSE, CHURCH STREET, HAMILTON, BERMUDA
NOTICE AND PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS To Be Held On March 29, 2011
PROPOSAL 1 RE-ELECTION OF DIRECTORS
PROPOSAL 2 APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OTHER MATTERS
ADDITIONAL INFORMATION
REPORT OF THE AUDIT COMMITTEE
REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION
SIGNATURES